SCHNEIDER WEINBERGER & BEILLY LLP
                         2200 Corporate Boulevard, N.W.
                                    Suite 210
                            Boca Raton, Florida 33431

                             telephone 561-362-9595
                             telecopier 561-362-9612

                                                                November 2, 2005

                                    'CORRESP'


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

  Attention:      Jeffrey Riedler
                  Dana Hartz
                  Joel Parker
                  Zafar Hasan

         Re: Sunwin International Neutraceuticals, Inc. (the "Company") Registration Statement on Form SB-2
                  File Number 333-125300


Ladies and Gentlemen:


     In furtherance to the filing of amendment number 2 to the above-captioned registration statement, the staff provided the Company with an oral comment requesting additional disclosure under "Management's Discussion and Analysis or Plan of Operation." This additional disclosure has been added and the Company has filed amendment number 3 to the above-registration statement. Prior to the filing of this amendment we furnished the staff with faxed page proofs of the proposed response to the oral comment and the staff subsequently indicated that the proposed revision was sufficient to respond to its oral comment.

     Under separate cover we will deliver three courtesy copies of amendment number 3 to Dana Hartz, marked to show the changes from the amendment number 2. In addition, we will contact the staff within the next few days with a view towards submitting the Company's request for effectiveness of the above-captioned registration statement.

                                                   Sincerely,


                                                   /s/ Roxanne K. Beilly


cc:      Ms. Dongdong Lin